Via Facsimile and U.S. Mail
Mail Stop 6010

January 5, 2009

Mr. Ciaran Murray
Chief Financial Officer
ICON plc
South County Business Park
Leopardstown, Dublin 18, Ireland

Re: ICON plc
Form 20-F for Fiscal Year Ended December 31, 2007
File No. 333-08704

Dear Mr. Murray:

        We have completed our review of your Form 20-F and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Branch Chief